Royal Dutch Shell plc
Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands
Ms. Loan Lauren P. Nguyen Legal Branch Chief Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America December 2, 2015	Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

RE:	Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 12, 2015

File No. 001-32575

SEC letter September 22, 2015

Dear Ms. Nguyen,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of September 22, 2015, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2014. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2014, filed March 12, 2015 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Environment and Society, page 52

Exploration in Alaska, page 55

1.	We note your response to our prior comment two. Please provide us with a brief explanation of the current status of your request to the BSEE, the related risks of further delays and the lack of certainty as to whether additional time may be granted on the leaseholds.

As disclosed in our Form 6-K filed on October 29, 2015:

“Offshore Alaska during the quarter, Shell drilled the Burger J well to target depth as planned. The well is considered a dry-hole, with minor oil and gas shows, and the result renders the Burger Prospect as uneconomic. This, combined with the current economic and regulatory environment, has led Shell to cease further exploration activity offshore Alaska for the foreseeable future. Shell’s leases in the Chukchi Sea do not expire until 2020 and in the Beaufort Sea until 2017 and 2019. Recently, the US Government has denied our request for a suspension of operations, which would have extended the expiry date of these leases. We are considering our options in order to protect the remaining value of our assets and leases.”

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Ms. Loan Lauren P. Nguyen

Securities and Exchange Commission

December 2, 2015

We confirm to the staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Norman von Holtzendorff

Senior Counsel

Securities and Exchange Commission